Exhibit 99.1

TD Bank Completes Preferred Share Issue

November 1, 2007 - TORONTO – The Toronto-Dominion Bank today announced it completed the offering of 10 million Non-cumulative Class A First Preferred Shares, Series P with a face value of C$25.00 per share. The gross proceeds raised under the offering were $250 million.  A prospectus supplement to its January 11, 2007 base shelf prospectus in respect of this issue was filed in Canada.

The Series P Shares commence trading on the Toronto Stock Exchange today under the ticker symbol TD.PR.P.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust as well as the Bank’s global insurance operations (excluding the U.S.); Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. The Bank also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $404 billion in assets as at July 31, 2007. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.

For further information: John van Boxmeer, Associate Vice President, Capital Finance,
(416) 308-7309